UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

19 January 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains
TNT completes strategic acquisition in Spain express, 18 January 2006

TNT N.V. - Buyback of ordinary shares, 19 January 2006

18 January 2006

TNT completes strategic acquisition in Spain express

TNT N.V., global provider of mail, express and logistics services today announced that it has completed the acquisition of TG+, a leading Spanish domestic distribution company, after obtaining all regulatory approvals. The acquisition has already been announced on the 6th of December 2005.

Through the acquisition of TG+, TNT expands and strengthens its domestic express business and fuels its international express business in Spain, a strategic market in Europe with high growth potential. At the same time it further drives growth of TNT's leading position in the premium express delivery market in Europe by providing better coverage in this key market.

As a result of this acquisition TNT's express activities in Spain count more than 4,000 professionals and 70 depots to serve its 25,000 existing customers. This transaction consolidates TNT's position in the market for international services and in the d! omestic industrial parcel market.

The acquisition adds a strong presence in the pharmaceutical, cosmetics, fashion and electronic sectors, and reinforces TNT's firm foothold in key sectors such as automotive, biomedical, high tech and industrial.

19 January 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On January 18, 2006, it purchased 359,000 TNT N.V. ordinary shares at an average price of Euro 26.6087 per share.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 19 January 2006